PLYMOUTH ROCK TECHNOLOGIES INC. JOINS THE USA NATIONAL SAFE SKIES ALLIANCE

Vancouver, BC – April 9, 2019 – Plymouth Rock Technologies Inc. (CSE: PRT) (Frankfurt: 4XA WKN# A2N8RH) (OTC: AXDRF) (“Plymouth”, “PRT” or “Company”) is pleased to announce that it has been accepted, with immediate effect, as a member of the USA National Safe Skies Alliance, Inc. (“Safe Skies”).

Safe Skies is a non-profit organization that works with airports, government, and industry to maintain a safe and effective aviation security system. Since 1997, it has been a trusted resource for decision makers seeking impartial information on airport security technologies and procedures. Funding for the National Safe Skies Alliance, is provided by the United States Department of Transportation via the Federal Aviation Administration (FAA).

The Safe Skies Oversight Committee approves applied research projects and sets Safe Skies' testing program priorities. The Oversight Committee includes representatives from the Federal Aviation Administration (FAA), Transportation Security Administration (TSA), American Association of Airport Executives (AAAE), Airports Council International-North America (ACI-NA), Airport Consultants Council (ACC), and Airlines for America (A4A).

Last year more weapons were discovered in baggage at USA airports since records began after the 9/11 attacks. The Transportation Security Administration (TSA) announced on 31st January 2019 that it found 4,239 firearms in carry-on bags — the largest number in the agency’s history. With a 7% increase over the 3,957 firearms that the TSA discovered in 2017, it means an average of about 12 firearms were found each day in 2018. According to an investigation conducted by the Department of Homeland Security, in 2017 the TSA failed to detect guns and explosives a majority of the time. These findings were presented in a public Congressional hearing shortly after their publication.

“The guns that are being taken into airports that are recorded is disturbing, the statistics that the TSA is not detecting 70% of the actual weaponry passing through security is frightening. We believe that our technologies will assist in the detection of these weapons before they reach the checkpoint area. The Safe Skies mission is to improve the effectiveness and efficiency of aviation security by helping airports meet their security responsibilities. Plymouth Rock Technologies will now work in close collaboration with the alliance to share our unique skills and perspectives with the major players in the aviation sector including Genetec, General Dynamics, L-3, Honeywell, Leidos, Raytheon, Rockwell Collins, Siemens, and Smiths Detection. We are thrilled to be working towards making the aviation environment a safer place,” stated Carl Cagliarini, founder and SVP Business Development of Plymouth Rock Technologies (USA) Inc.

About Plymouth Rock Technologies Inc.

The Company is developing the next generation of threat detection solutions, with state-of-the-art technological advancements. Our advanced threat detection methods fuse artificial intelligence with augmented reality interfaces to eliminate human error. Plymouth Rock products, both airborne and land-based, will scan for threat items at greater “stand-off” distances than current existing technologies. Our unique radar imaging and signal processing technology creates new opportunities for remotely operated, none intrusive screening of crowds in real time.

Plymouth Rock’s core technologies include: (1) A Millimeter Remote Imaging from Airborne Drone (“MiRIAD”); (2) A compact microwave radar system for scanning shoe’s (“Shoe-Scanner”); and (3) Wi-Fi radar techniques for threat detection screening in Wi-Fi enabled zones in buildings and places, such as airports, shopping malls, schools and sports venues (“Wi-Ti”).

www.plyrotech.com
ON BEHALF OF THE BOARD OF DIRECTORS

Dana Wheeler
President and CEO
+1-603- 300-7933

Investor Information:
Tasso Baras
+1-778- 477-6990

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Forward Looking Statements

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